Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

In respect of the 3 months ended March 31, 2008 (the “Reporting Period”)

The following management’s discussion and analysis (“MD&A”) is management’s assessment of the historical financial and operating results of Challenger Energy Corp. (the “Company” or “Challenger”) during the period covered by the consolidated financial statements.  This MD&A should be read in conjunction with the interim consolidated financial statements of the Company as at and for the period ended March 31, 2008 and should also be read in conjunction with the audited financial statements and MD&A for the year ended December 31, 2007.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar figures included therein and in the following MD&A are quoted in Canadian dollars.  Readers should be aware the following MD&A relates primarily to the three months ended March 31, 2008.  The date of this MD&A is May 12, 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Challenger is listed on the TSX Venture Exchange and the American Stock Exchange under the symbol “CHQ”.

FORWARD LOOKING STATEMENTS

This document contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, project start-ups and future capital spending. Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This document may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations. There is no certainty that any portion of these accumulations or estimated accumulations in this news release may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

CORPORATE OVERVIEW

The Company was incorporated on August 6, 2004 pursuant to the provisions of the Canada Business Corporations Act.  In February and March, 2006, the Company completed a $19.5 million private placement of 8,644,444 Units priced at $2.25 per Unit.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant was exercisable at a price of $2.75 per share until December 31, 2006, which was extended to February 28, 2007.  Of the 4,322,222 whole warrants issued in respect to the February and March, 2006 private placement, 323,512 were exercised and 3,998,710 expired.  In November, 2007 the Company issued 1,875,027 special warrants at $1.80 each for proceeds of $3.4 million. These special warrants were deemed exercised to 1,875,027 common shares in January 2008.  On March 6, 2008 the Company completed a $27.8 million public offering of 6,956,525 units (“Units”) at a price of $4.00 per Unit.  Each Unit was comprised of one common share and one-half of one common share purchase warrant with each full warrant exercisable over the next 24 months at a price of $4.40 per common share purchase warrant.  On March 28, 2008 the agents for the March 6, 2008 financing, exercised an over-allotment option (the “Over-Allotment Option”), for an additional 843,475 common shares at a price of $3.80 per Common Share and 521,737 Common Share purchase warrants at a price of $0.40 per Warrant (or $0.20 per half Warrant), raising an additional $3.4 million.  Total gross proceeds from the March financing were $31.2 million.  As at May 12th, 2008 there were 42,777,547 common shares outstanding.

Challenger began its natural gas exploration and production business upon incorporation.  Its primary emphasis has been on exploration for natural gas offshore Trinidad and Tobago and offshore Nova Scotia.  The Company also holds a 10% working interest in a gas producing well in Western Canada.  The Company commenced exploration activity in Trinidad and Tobago near the end of the second quarter of 2007 on its Block 5(c) holding.  On June 29, 2007 the first exploration well was spud and on January 14, 2008 the Company announced results from the first zone tested, and on January 28, 2008 the Company announced the results from the second zone tested in the first exploration well. On February 20th the Company announced it had begun operations on the second exploration well in the Company’s three well commitment on Block 5(c).  The second well is expected to reach total target depth of 18,000 feet in June 2008.  The Company earned a minor amount of production revenue in the quarter ended March 31, 2008 from its 10% interest in a Western Canada well.

Challenger’s business objective for the remainder of the year is to continue to fund its obligations under the participation agreement (the “Participation Agreement”) entered into with Canadian Superior Energy Inc. (“Canadian Superior”) in November, 2004. During the year ended December 31, 2006, the Company exercised its right to participate in the Participation Agreement in respect to Block 5(c), Trinidad and Tobago. The Company has funded $35.8 million and accrued an additional $4.2 million in respect of obligations under the Participation Agreement as at March 31, 2008.  The Company will require additional financing to fulfill its obligations on the three exploration well commitment in the Block 5(c) program. Challenger’s share of the drilling and potential abandonment costs of the first exploration well is estimated at $22.3 million (not included in this estimate are costs in dispute between the operator and contractors of $3.8 million) and its share of the testing costs is approximately $8.0 million.  The second well was spud on February 15, 2008 and the total estimate for the Company’s share of drilling and potential abandonment costs of the second well is estimated at $21.6 to $23.3 million.  Pursuant to the Participation Agreement, Challenger has the right to earn a 25% interest in a production sharing contract covering Block 5 (c) offshore Trinidad by participating for 1/3rd of the cost of an exploration program consisting of three wells.  In order to fully earn its revenue share in Block 5(c), Challenger is required to pay 1/3 of the initial costs and expenses paid by Canadian Superior relating to the initial wells and initial work program prescribed by the production-sharing contract.  Challenger’s share of the drilling and potential abandonment costs of all three exploration wells is estimated at $70 million and potential testing costs are estimated at $ 6-8 million per well.

OVERALL PERFORMANCE

Three months ended March 31, 2008

For the quarter ended March 31, 2008 Challenger carried on exploration operations and had minimal revenues.  As at March 31, 2008 Challenger has working capital of $9.4 million, which reflects a net accrual of obligations ($4.2 million) of work performed in respect of the Company’s exploration program on Block 5 (c) and cash on hand of $13.6 million.  As at March 31, 2008, the Company has transferred $35.8 million to Canadian Superior in respect to its obligations as per the Block 5(c) Participation

Agreement.  The expenses of Challenger during the period ended March 31, 2008 related primarily to stock based compensation and administration costs.

Challenger intends to continue to exercise its right to participate under the Participation Agreement entered into with Canadian Superior Trinidad and Tobago Ltd. in November 2004, by funding one-third of the costs incurred on the initial wells and work program for a 25% interest in Canadian Superior’s revenue share.  The Company raised total gross proceeds of $31.2 million in a March 2008 financing. The Company’s ability to continue its funding obligations is dependent on its ability to raise additional financing, which will be required to complete the three well exploration program.

SELECTED FINANCIAL INFORMATION

	3 months ended March 31, 2008	3 months ended March 31, 2007
	(unaudited)	(unaudited)
Total Revenue	$103,012	$126,301
Net (Loss)	$(900,810)	$(785,872)
Per Share basic	$(0.03)	$(0.03)

Cash Expenses for the Period	$381,585	$279,197
Stock Option Compensation Expense	$588,614	$516,907
Depletion, Depreciation and Accretion	$28,333	$28,109
Total Expenses for the Period	$998,532	$824,213
Foreign Exchange (Loss)	$(5,290)	$(87,960)

	As at March 31, 2008	As at December 31, 2007
	(unaudited)	(audited)
Total Assets	$55,110,897	$33,304,636
Total Liabilities	$4,421,139	$11,317,510
Share Capital	$48,753,023	$18,188,334
Common Shares Outstanding	42,777,547	32,777,520

MAJOR TRANSACTIONS AFFECTING FINANCIAL RESULTS

1.               On January 16, 2008, 1,875,027 special warrants were deemed exercised upon the qualification of distribution of 1,875,027 common shares by means of a short form prospectus.  The Company entered into special warrant subscription agreements in November 2007 where each Special Warrant was exercisable into one common share at no additional cost upon filing of a short form prospectus qualifying the common shares for trading.  These special warrants were purchased for Cdn$1.80 per Special Warrant.  The Company issued 1,875,027 Special Warrants for total gross proceeds of $3,375,049, net of issue costs of $311,887, in November 2007.

2.               In the period ended March 31, 2008 the Company advanced a further $19.9 million to Canadian Superior, the operator of the Company’s exploration program on Block 5(c).  As at March 31, 2008, the Company has accrued an additional $4.2 million in obligations to the operator of the well for work performed on Block 5(c).  This brings the Company’s total investment in its Trinidad activities to $41.0 million as at March 31, 2008.

3.               On March 6, 2008 the Company completed a $27.8 million public offering of 6,956,525 units (“Units”) at a price of $4.00 per Unit.  Each Unit is comprised of one common share and one-half of one common share purchase warrant exercisable over the next of 24 months at a price of $4.40 per common share purchase warrant.  On March 28, 2008 the agents for the March 6, 2008 financing exercised an over-allotment option for an additional 843,475 common shares at a price of $3.80 per

Common Share and 521,737 Common Share purchase warrants at a price of $0.40 per Warrant (or $0.20 per half Warrant), raising an additional gross proceeds of $3.4 million.  Total gross proceeds from the March financing was $31.2 million.

RESULTS OF OPERATIONS

Revenue

Challenger’s main source of revenue is interest revenue.  For the period ended March 31, 2008 interest revenue was $57,019, which is a 42% decrease from the prior year’s comparative period.  Interest earned in the quarter ending March 31, 2007 were higher, resulting from larger average cash on hand balance over the period.  Interest revenue is expected to fluctuate as the Company continues to raise funds and pay its obligations with respect to the Participation Agreement. Challenger’s net production revenue from its 10% share in an Innisfail well for the quarter ended March 31, 2008 was $45,993, an increase of 68% compared to the prior comparative period due to the impact of increased average prices.

Expenses

The majority of expenses in the three month period ended March 31, 2008 were stock based compensation expenses related to stock options and office and administration expenses incurred in connection with administration of the Company.  Stock based compensation in the three months ended March 31, 2008 was $588,614, which represents an increase of 13.8% over the prior year’s comparative period. This increase is due to an increase in the amount of stock options issued being amortized into expense in the three month period ended March 31, 2008 versus the comparative period in 2007.

Office and Administration expenses for the three months ended March 31, 2008 was $223,528, which represents an increase of 91%, over the prior years comparative period due to Company’s increased corporate activities and salaried personnel.  Professional fees for the three months ended March 31, 2008 were $113,314, which represents an increase of 1% over the prior year’s comparative periods.  In the period ended March 31, 2008, a large part of the Company’s accrued payables were due in U.S. dollars (as its obligations under the Participation Agreement are due in U.S. dollars).  For the period ended March 31, 2008 the Company recorded an unrealized foreign exchange loss of $5,290 reflecting a decrease in value of the Canadian dollar relative to the U.S. dollar.  This loss, in respect to future periods, is subject to change based on fluctuations in the exchange rate between Canada and the U.S. dollars, the balance of the Company’s cash held in U.S. dollars and accrued obligations due in U.S. dollars.

LIQUIDITY

As at March 31, 2008, Challenger had cash of $13,606,424 and working capital of $9,392,921 reflecting accrued obligations toward the costs incurred on the Company’s exploration program on Block 5(c) up to March 31, 2008.  This working capital reflects the Company’s position after the March 2008 financing, which raised total gross proceeds of $31.2 million, and additional payments to the operator of the Block 5(c) program of $20.1 million in the period ended March 31, 2008. Since inception, the majority of Challenger’s expenses have been paid out of working capital.  There can be no assurance that additional financing, which will be required to complete the Company’s three well exploration program on Block 5(c), will be available to the Company in the future or, if it is available, that it will be on terms acceptable to the Company.

Cash Used in Operations

Challenger had minimal natural gas production during the year ended December 31, 2007.  Established revenue sources are not sufficient to generate cash flow to cover the Company’s administrative and capital expenditure requirements.  In addition, interest revenue generated from cash on hand is not sufficient to cover current general and administrative costs.  Challenger was, and continues to be, in a use of cash position.  The Company expects to remain in a use of cash position as it continues its exploration activities.  Cash for exploration activities has been provided from financings and the Company will require additional future financings to continue funding its exploration activities.

OUTSTANDING SHARE DATA

Challenger is authorized to issue an unlimited number of Common Shares without nominal or par value, of which, as of the date hereof,  there are 42,777,547 (December 31, 2007 – 32,777,520) shares outstanding .  The shares are fully paid and non-assessable.  Challenger also is authorized to issue an unlimited number of preferred shares, issuable in series.  In addition, as of the date hereof there are 5,520,000 options and 4,575,000 warrants (December 31, 2007 – 5,670,000 options and 800,000 warrants) to purchase Common Shares outstanding.

The following table summarizes the Common Shares issued from December 31, 2006 to the date hereof There are no preferred shares outstanding.

Description	Number of Common Shares
Balance at December 31, 2006	31,344,008
Warrants Exercised	923,512
Options Exercised	510,000
Balance at December 31, 2007	32,777,520
Public Offering of Common Shares	7,800,000
Warrants and Special Warrants Exercised	2,100,027
Options Exercised	100,000
Balance at May 12, 2008	42,777,547

CAPITAL RESOURCES

As at December 31, 2007, Challenger had $4,944,175 of capital resources available.  As at March 31, 2008, Challenger increased its capital resources by $8,662,249, resulting in $13,606,424 of capital resources available at March 31, 2008.  Common Share proceeds of $29,002,895 were raised in the period, primarily as a result of issuance of common shares (see “Major Transactions Affecting Financial Results”). In the period ended March 31, 2008, the Company paid $20,096,063 towards the exploration program on Block 5 (c) in Trinidad and Tobago, and during the period $239,287 was used in the business, largely in connection with professional fees and office and administration expenses.  In the first quarter of 2008, foreign exchange loss of $5,290 was incurred due to change in the value of Canadian dollar against U.S. dollars. A large portion of the Company’s obligations were held in United States dollars resulting in a small decrease in capital resources in the period ended March 31, 2008.

SUMMARY OF QUARTERLY RESULTS

	Mar-08	Dec-07	Sep-07	Jun-07	Mar-07	Dec-06	Sep-06	Jun-06
(Canadian dollars)
Total Revenue	103,012	67,022	58,300	115,186	126,301	126,364	132,001	162,892
Net (Loss)	(900,810)	(936,314)	(1,361,724)	(1,360,444)	(785,872)	(541,368)	(647,567)	(1,115,158)
Per Share basic	(0.03)	(0.03)	(0.04)	(0.04)	(0.03)	(0.08)	(0.02)	(0.04)

Cash Expenses for the Period	381,585	285,914	210,771	268,108	279,197	277,456	251,238	367,766
Stock Option Compensation Expense	588,614	686,555	1,099,947	569,785	516,907	661,773	499,661	330,971
Depletion, Depreciation and Accretion	28,333	24,893	24,234	24,904	28,109	87,603	29,690	28,030
Total Expenses for the Period	998,532	997,362	1,334,952	862,797	824,213	1,026,832	780,589	726,767
Foreign Exchange (Loss) Gain	(5,290)	(5,074)	(85,072)	(612,833)	(87,960)	359,100	1,021	(551,283)

BUSINESS RISKS

Companies engaged in the oil and gas industry are exposed to a number of business risks, comprised of and including, but not restricted to timing, estimates and/or projections, which may or can be described as business, operational and/or financial risks, many of which are outside of Challenger’s control.  More specifically, without restricting the generality thereof, these may be, can be and/or included risks of economically finding reserves and producing oil and gas in commercial quantities, marketing the production, commodity prices and interest rate fluctuations and environmental and safety risks.  In order to mitigate these risks, the Company endeavours to participate in projects with companies that employ a base of experienced qualified personnel, including operational, technical and financial personnel, and maintains an insurance program that is consistent with industry standards.

Challenger is dependent upon raising financing from third parties in order to continue its exploration program, including completing its commitments on the three well exploration program on Block 5(c).  There is no guarantee that such financing will be available on commercially suitable terms or at all.  Failure to obtain additional financing would prevent Challenger from actively participating in opportunities.

Additional risks in the business of Challenger are disclosed in the Company’s Annual Information Form, available on SEDAR at www.sedar.com.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period ended March 31, 2008 there were no changes in the Company’s policies and procedures that comprise its internal control over financial reporting that have materially affected the Company’s internal control over financial reporting.

RELATED PARTY TRANSACTIONS

Mr. Gregory Noval is the Executive Chairman and a Director of Canadian Superior and is the Chairman, a Director and a shareholder of Challenger.  In addition, Challenger and Canadian Superior may rely on common personnel and as a result potential conflicts of interest may result.  Therefore, the agreements between Challenger and Canadian Superior may be considered related party transactions.  As at March 31, 2008 Challenger has advanced $35.8 million to Canadian Superior and accrued an additional $4.2 million obligation in respect to its one-third share of costs on the Block 5(c) program.  Operations on the second exploration well began in February 2008 and is expected to reach total depth in June 2008.  For further detail of related party transactions see note 10 to the consolidated financial statements for the period ended March 31, 2008.

CRITICAL ACCOUNTING ESTIMATES

These financial statements are prepared in conformity with Canadian and U.S. GAAP, which requires management to make informed judgements and estimates that affect reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the Reporting Periods.

ADOPTION OF NEW ACCOUNTING POLICY

In June 2007, the CICA released new Handbook Section 1400, General Standards of Financial Statement Presentation, effective for annual and interim periods beginning on or after January 1, 2008. This new section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern.. The Company does not anticipate any impact to its financial statements as a result of the new disclosure recommendations in this section (see Note 1 to the consolidated financial statements).

In December 2006, the CICA released new Handbook Sections 1535, Capital Disclosures, Section 3862, Financial Instruments-Disclosures, and Section 3863, Financial Instruments-Presentation, effective for annual and interim periods relating to fiscal years beginning on or after October 1, 2007. Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. On January 1, 2008, the Company adopted these sections and there was no financial impact to previously reported financial statements as a result of the implementation of these new standards.

OUTLOOK

Drilling and testing of the Company’s first exploration well has been completed with results of the well testing released in January 2008.  The Company is currently evaluating the results with an independent third party.  Operations on the second exploration well, in the series of the three exploration well commitment on Block 5(c), offshore Trinidad, began in February 2008 and it is expected that this well will be drilled to total depth by June 2008.  Challenger expects that operations on the third well will occur in 2008 as well.  Management is optimistic that the opportunity for exploration success in offshore Trinidad and Tobago will attract further financing required for the Company to fulfill its obligations for the current exploration well and future exploration wells.